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Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax

February 8, 2021

Re:	Silver Spike Acquisition Corp II Draft Registration Statement on Form S-1 Submitted October 1, 2020 File No. 377-03615

Ms. Anuja A. Majmudar
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Dear Ms. Majmudar,

On behalf of our client, Silver Spike Acquisition Corp II, a Cayman Islands exempted company (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Draft Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated October 28, 2020 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and filed with the Commission the Registration Statement on February 5, 2021. The Registration Statement contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Registration Statement where the revised language addressing a particular comment appears.

Draft Registration Statement on Form S-1 Filed October 1, 2020

Summary

Acquisition Process, page 10

1.    We note that certain of your officers currently serve in similar roles for Silver Spike Acquisition Corporation, a special purpose acquisition company that is seeking a target. Please revise your disclosure here and elsewhere as appropriate, to include information

Ms. Anuja A. Majmudar Division of Corporation Finance U.S. Securities and Exchange Commission	2	February 8, 2021

regarding the status of Silver Spike Acquisition Corp., including that it is seeking a target and whether your officers may have a conflict of interest with respect to evaluating a particular business combination because these individuals have pre-existing fiduciary obligations to Silver Spike Acquisition Corp.

Response: In response to the Staff’s comment, the Company has revised the disclosure accordingly.

Proposed Business

…[T]he cannabis industry will continue to grow at a rapid pace in the coming years – with the potential to reach several hundred billion dollars of sales within the next ten years., page 84

2.    In revised disclosure, clarify whether you are referring to the size and growth potential of the industry within the United States, globally, or for a particular region, and whether you refer to cumulative or annual sales. Also disclose the corresponding current sales level in the referenced market and the company's basis or bases for the (potential) increased level of sales to "several hundred billion dollars."

Response: In response to the Staff’s comment, the Company respectfully advises that it has revised the disclosure on pages 9 and 97.

Management, page 109

3.    Please expand the biographical descriptions for Messrs. Gordon, Healy, and Gentile to discuss their current positions with Silver Spike Acquisition Corp., and include corresponding entries in the tabular list of conflicts at page 114. Also revise the risk factors which begin "Our officers and directors will allocate their time to other businesses" and "Certain of our officers and directors are now, and all of them may in the future become, affiliated with entities engaged in business activities" at page 52 to disclose their respective roles with that entity.

Response: In response to the Staff’s comment, the Company respectfully advises that it has revised the disclosure accordingly.

Ms. Anuja A. Majmudar Division of Corporation Finance U.S. Securities and Exchange Commission	3	February 8, 2021

Please do not hesitate to contact me at (212) 450-4322, (212) 701-5322 or derek.dostal@davispolk.com or Deanna L. Kirkpatrick at (212) 450-4135, (212) 701-5135 (fax) or deanna.kirkpatrick@davispolk.com, or, if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Derek J. Dostal

Derek J. Dostal

cc:	Via E-mail Scott Gordon, Chief Executive Officer Silver Spike Acquisition Corp.